EXHIBIT 21

Subsidiaries of the Registrant

        The following is a list of all of the subsidiaries of CoBiz Inc. and the names, other than their proper corporate names, under which they do business:

        1.    American Business Bank, N.A., a national banking association, doing business as Colorado Business Bank and Arizona Business Bank.

        2.    Colorado Business Leasing, Inc., a Colorado corporation.

        3.    CoBiz Connect, Inc., a Colorado corporation.

        4.    Colorado Business Bankshares Capital Trust I, a Delaware business trust.

        5.    CoBiz Insurance, Inc., a Colorado corporation.

        6.    CoBiz GMB, Inc., a Colorado corporation which is owned 98% by CoBiz Inc. and which is the sole general partner of Green Manning & Bunch, Ltd., a Colorado limited partnership.

        7.    Newco Subsidiary LLC, a Colorado limited liability company which is the sole limited partner of Green Manning & Bunch, Ltd.